UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2008

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 15, 2008.

Exhibit 99.1

GOLAR LNG AND PTTEP ANNOUNCE AGREEMENT TO JOINTLY PURSUE FLNG OPPORTUNITIES

Golar LNG ("Golar") is pleased to announce that it has today signed an agreement with PTTEP of Thailand for the purpose of jointly developing Floating LNG production (FLNG) opportunities. Both companies have identified the FLNG business opportunity that now exists and believe their complementary capabilities provide a strong platform for commercial growth.

The agreement signed provides for the joint pursuit of projects on a worldwide basis with both companies sharing in the risks and rewards of developing FLNG opportunities. The joint approach is not tied to any particular technology or gas reservoir but rather recognizes that a range of technologies and gas reservoirs exists and believes that a flexible "field first approach" is for both companies the most appropriate strategic and commercial approach to FLNG.

It is the intention of both companies to move quickly and decisively with the objective of developing a portfolio of FLNG opportunities over time.

Golar's CEO, Gary Smith commented "we are extremely pleased to be working in partnership with PTTEP in the pursuit of FLNG opportunities. PTTEP has a clear strategy to expand its E&P business and it brings to the partnership strong capabilities that are complementary to Golar's floating mid stream capability."

PTTEP is a national petroleum exploration and production company dedicated to providing a sustainable petroleum supply to Thailand and in the countries it operates. A top-ten publicly-listed company in the Stock Exchange of Thailand, PTTEP operates more than 30 projects around the world and has a workforce of over 2,000. PTTEP commits to developing natural resources while preserving the environment, promoting education and assimilating to the countries' society where it operates.

Golar LNG is a leading independent owner and operator of LNG ships, providing both traditional LNG transportation services and more recently floating storage and regasification unit (FSRU) solutions. Golar's demonstrated ability to deliver FSRU's against a wide range of functional requirements has provided a strong basis on which to build a FLNG business. The move into FLNG is consistent with the companies stated strategy of developing a comprehensive mid stream business and should over time further strengthen the company and provide significant upside to shareholders.

August 14, 2008
The Board of Directors
Golar LNG Limited
Hamiltion, Bermuda

Questions should be directed to:
Golar Management (UK) Ltd. - +44 207 517 8600
Gary Smith - CEO
Graham Ronjohns - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 15, 2008	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer